COMMENTS RECEIVED ON MAY 28, 2010 & JUNE 3, 2010

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST II (File No. 333-139427)

Strategic Advisers Core Income Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International II Fund
Strategic Advisers International Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers U.S. Opportunity Fund

N-14 FILED ON MAY 7, 2010

N-14 Proxy Statement and Prospectus

1. C: The Staff requested that we clearly describe the purpose of the mergers up front.

R: We will modify the disclosure to explain that the purpose of the mergers is to reorganize each Acquired Fund into an Acquiring Fund that has the ability to hire, terminate, and replace unaffiliated sub-advisers without prior shareholder approval, as follows (underlined added):

"This combined Proxy Statement and Prospectus (Proxy Statement) is furnished to shareholders of each of the above listed funds (each an Acquired Fund and collectively, the Acquired Funds), funds of Fidelity Rutland Square Trust (the trust), in connection with a solicitation of proxies made by, and on behalf of, the trust's Board of Trustees to be used at the Special Meeting of Shareholders of the Acquired Funds and at any adjournments thereof (the Meeting), to be held on August 9, 2010 at 9:00 a.m. Eastern Time (ET) at 245 Summer Street, Boston, Massachusetts 02210, an office of the trust and Strategic Advisers, Inc. (Strategic Advisers), each fund's investment adviser.

As more fully described in the Proxy Statement and in each proposal, under the Acquired Funds' current structure, Strategic Advisers must obtain shareholder approval prior to hiring any unaffiliated sub-advisers to manage fund assets. In order to avoid the delay of soliciting a shareholder vote prior to hiring a sub-adviser, Strategic Advisers is seeking shareholder approval to reorganize each Acquired Fund into a corresponding Acquiring Fund that has the ability, pursuant to an SEC exemptive order (the Manager of Managers Order), to operate within a manager of managers structure. Each Acquiring Fund's initial shareholder approved a proposal permitting Strategic Advisers to rely on the Manager of Managers Order. As a manager of managers of the Acquiring Funds, Strategic Advisers has the responsibility to oversee unaffiliated sub-advisers and recommend their hiring, termination, and replacement. Subject to approval by the Board of Trustees but without shareholder approval, Strategic Advisers may replace or hire unaffiliated sub-advisers or amend the terms of their existing sub-advisory agreements, if any. With shareholder approval, Strategic Advisers may also hire affiliated sub-advisers.

As more fully described in the Proxy Statement and in Proposal 1, shareholders of PAS Core Income Fund of Funds (PAS Core Income) are being asked to consider and vote on an Agreement and Plan of Reorganization (an Agreement) relating to the proposed acquisition of PAS Core Income by Strategic Advisers Core Income Fund (Strategic Advisers Core Income)."

2. C: The Staff would like an explanation at the beginning of the proxy to inform shareholders that they are being asked to vote on a shell reorganization.

R: We will modify the disclosure that lists each proposal in the Notice section of the proxy statement to more clearly identify that each Acquiring Fund is a newly created fund, as follows (example shown for Proposal 1; underlined added):

"NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of each of the above listed funds (each an Acquired Fund and collectively, the Acquired Funds) will be held at an office of Fidelity Rutland Square Trust (the trust), 245 Summer Street, Boston, Massachusetts 02210 on August 9, 2010, at 9:00 a.m. Eastern Time (ET). The purpose of the Meeting is to consider and act upon the following proposals, and to transact such other business as may properly come before the Meeting or any adjournments thereof.

(1) To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of PAS Core Income Fund of Funds (PAS Core Income) to Strategic Advisers Core Income Fund (Strategic Advisers Core Income), a newly created fund, in exchange solely for shares of beneficial interest of Strategic Advisers Core Income and the assumption by Strategic Advisers Core Income of PAS Core Income's liabilities, in complete liquidation of PAS Core Income."

We will modify the disclosure that describes each proposal in the introduction section of the proxy statement to more clearly identify that each Acquiring Fund is a newly created fund, as follows (example shown for Proposal 1; underlined added):

"As more fully described in the Proxy Statement and in Proposal 1, shareholders of PAS Core Income Fund of Funds (PAS Core Income) are being asked to consider and vote on an Agreement and Plan of Reorganization (an Agreement) relating to the proposed acquisition of PAS Core Income by Strategic Advisers Core Income Fund (Strategic Adviser Core Income), a newly created fund."

3. C: The Staff requests clarification on how we are complying with the 2006 Manager of Managers Order provisions.

R: In order for a fund to rely on the 2006 Manager of Managers Order (the Order), either (i) a majority of the fund's outstanding voting securities must approve relying on the Order, or (ii) the sole initial shareholder must approve relying on the Order before the fund offers its shares to the public. Shareholders of each Acquired Fund are being asked to approve a reorganization into a corresponding Acquiring Fund that currently may rely on the Order. Because the required vote for each reorganization is identical to the first option in the Order (a majority of the fund's outstanding voting securities, as defined in the Investment Company Act of 1940), we believe that each reorganization complies with the provisions of the Order.

4. "Synopsis - How do the fund's investment objectives, strategies, and limitations compare?" and
"Comparison of Principal Risk Factors - What risks are associated with an investment in all of the funds"

C: The Staff requests additional disclosure be added to the table highlighting the key differences in the funds' strategies and risks.

R: We will add disclosure preceding the table as follows (underlined added):

"How do the funds' investment objectives, strategies, policies, and limitations compare?

The principal difference in the investment strategies of each fund is the ability for each Acquiring Fund to hire sub-advisers to manage directly a portion of the fund's assets in addition to investing in underlying funds.

PAS Core Income Fund of Funds and Strategic Advisers Core Income Fund have the same investment objective. Each fund seeks a high level of current income. Each fund's investment objective is fundamental, that is, subject to change only by shareholder approval."

5. "Synopsis - Management of the Funds"

"For each Acquired Fund, the management fee is calculated and paid to Strategic Advisers every month. Each Acquired Fund's annual management fee rate is 0.25% of its average net assets.

Each Acquiring Fund's management fee is calculated by adding the annual fee rate of 0.25% of the average daily net assets of the fund throughout the month plus the total fees, payable monthly, to the fund's sub-advisers based upon each sub-adviser's respective allocated portion of the fund's assets. Because each Acquiring Fund's management fee rate may fluctuate, each fund's management fee may be higher or lower in the future. Each fund's maximum aggregate annual management fee, as a percentage of its average daily net assets, will not exceed the following rates:"

Name of Fund	Rate
Strategic Advisers Core Income Fund	0.60%
Strategic Advisers Income Opportunities Fund	0.75%
Strategic Advisers International II Fund	1.00%
Strategic Advisers International Fund	1.00%
Strategic Advisers Small-Mid Cap Fund	1.10%
Strategic Advisers U.S. Opportunity II Fund	0.95%
Strategic Advisers U.S. Opportunity Fund	0.95%

C: The Staff requested clarification regarding who is paying the sub-advisers.

R: Strategic Advisers pays the sub-advisers out of the management fee it collects from each Acquiring Fund. Each Acquiring Fund pays Strategic Advisers a management fee that has two components: (1) a fee of 0.25% of the average daily net assets of the fund throughout the month, which Strategic Advisers will waive, plus (2) to the extent sub-advisers are hired to manage portions of an Acquiring Fund's assets, the total fees payable to the sub-advisers based upon each sub-adviser's respective allocated portion of the fund's assets. Each Acquiring Fund's management fee is subject to an overall maximum amount that varies by fund as outlined in the proxy statement.

We will modify the disclosure as follows (underlined added; [bracketed] deleted):

"Synopsis - Management of the Funds"
"For each Acquired Fund, the management fee is calculated and paid to Strategic Advisers every month. Each Acquired Fund's annual management fee rate is 0.25% of its average net assets. Each Acquiring Fund's management fee is calculated by adding two components: (1) the annual fee rate of 0.25% of the average daily net assets of the fund throughout the month, plus (2) the total fees, payable monthly, to the fund's sub-advisers based upon each sub-adviser's respective allocated portion of the fund's assets. Because each Acquiring Fund's management fee rate may fluctuate, each fund's management fee may be higher or lower in the future. [Each] However, each fund's maximum aggregate annual management fee, as a percentage of its average daily net assets, will not exceed the following rates:"

Name of Fund	Maximum Management Fee Rate
Strategic Advisers Core Income Fund	0.60%
Strategic Advisers Income Opportunities Fund	0.75%
Strategic Advisers International II Fund	1.00%
Strategic Advisers International Fund	1.00%
Strategic Advisers Small-Mid Cap Fund	1.10%
Strategic Advisers U.S. Opportunity II Fund	0.95%
Strategic Advisers U.S. Opportunity Fund	0.95%

6. C: The Staff requests confirmation regarding whether shareholders will continue to pay a wrap fee.

R: Shareholders of the Acquired Funds (who will be the shareholders of the Acquiring Funds) are clients of Strategic Advisers's Portfolio Advisory Services program (PAS). PAS clients pay an asset-based wrap fee covering ongoing management of the client's account, including investment selection and allocation, certain trading costs and commissions, brokerage, clearing and custody services. In addition to the wrap fee, clients pay any fees on underlying investments in their PAS accounts, such as mutual fund advisory fees and expenses and distribution fees.

The PAS wrap fee is subject to a credit amount that reduces the wrap fee by the amount of the fees, if any, received by Strategic Advisers or its affiliates from Fidelity and non-Fidelity funds for investment management or certain other services as follows:

For each mutual fund in a client's account, an amount will be calculated equal to either:
(a) the actual underlying investment management and other fees paid to Strategic Advisers or its affiliates from such fund if it is a Fidelity fund (including the Acquired Funds and the Acquiring Funds); or
(b) the actual distribution or shareholder servicing fees paid to Strategic Advisers or its affiliates from such fund or its affiliate if it is a non-Fidelity fund.

The resulting amounts will be added together to arrive at the total credit amount to be applied to the wrap fee.

In the context of the Acquired Funds and the Acquiring Funds, the wrap fee paid by fund shareholders as PAS clients will not change as a result of the reorganizations. The wrap fee will continue to be subject to the fee credit mechanism described above.

7. "Synopsis - Annual Operating Expenses (paid from fund assets)"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

	PAS Core IncomeA,D	Strategic Advisers Core IncomeB,C	Strategic Advisers Core Income Pro forma CombinedB,C
Management fee	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) fees	None	None	None
Other expenses	0.00%	0.03%	0.03%
Acquired fund fees and expenses	0.61%	0.61%	0.61%
Total annual fund operating expenses	0.86%	0.89%	0.89%
Less waiver and reimbursement	0.25%	0.25%	0.25%
Net expenses	0.61%	0.64%	0.64%

A Strategic Advisers has contractually agreed to waive its management fee. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average daily net assets, exceed 0.00%. These arrangements will remain in effect through September 30, 2012, unless terminated or modified earlier with the approval of the fund's Board of Trustees.

B Strategic Advisers has contractually agreed to waive 0.25% of the fund's management fee. This arrangement will remain in effect through September 30, 2013, unless terminated or modified earlier with the approval of the fund's Board of Trustees. Strategic Advisers has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 0.60% of the fund's average daily net assets.

C Based on estimated amounts for the current fiscal year.

D Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because the total annual operating expenses shown above include acquired fund fees and expenses.

C: The Staff requests clarification concerning how fees are changing due to the reorganization.

R: As discussed in response #5, each Acquiring Fund pays Strategic Advisers a management fee that has two components: (1) a fee of 0.25% of average net assets, which Strategic Advisers will waive; plus (2) to the extent sub-advisers are hired to manage portions of a fund's assets, the fees payable to sub-advisers. Each fund's management fee will be subject to an overall maximum amount that will vary by fund as outlined in the proxy statement. The resulting total management fee will appear as an increase in management fees as sub-advisers are hired, but this will be offset by a decrease in acquired fund fees and expenses (AFFE), essentially shifting the expenses from underlying funds to the top level fund. The inclusion of sub-advisory fees in the calculation of the funds' management fees simply reflects a shift in the level at which the funds pay for a portion of investment management - that is, the funds will make a direct payment that will cover sub-advisory fees rather than just an indirect payment for advisory services through AFFE. We generally expect that the fees paid to sub-advisers will be lower than the fees charged by underlying funds. Therefore, as assets shift from certain underlying funds to sub-advisers, we expect total expenses to decrease.

8. "The Proposed Transactions - Reasons for the Reorganization"

"In determining whether to approve the Reorganization, each fund's Board of Trustees (the Board) considered a number of factors, including the following:
(1) the compatibility of the investment objectives and policies of the funds;
(2) the fees and expenses and the relative expense ratios of the funds;
(3) the potential benefit of the Reorganization to shareholders of the funds;
(4) the costs to be incurred by each fund as a result of the Reorganization;
(5) the tax consequences of the Reorganization; and
(6) the potential benefit of the Reorganization to Strategic Advisers and its affiliates."

C: The Staff questions how the merger is beneficial to shareholders if the fees are going to be higher.

R: As explained above in response #6, we generally expect expenses to decrease over time for those funds that hire sub-advisers, and we expect the Acquired Funds to benefit from gaining access to investment styles and institutional managers that currently may not be available to the funds through underlying mutual funds.

9. "The Proposed Transactions - Reasons for the Reorganization"

"The Board of the Acquired Fund considered that the Reorganization may benefit shareholders by resulting in a combined fund that has the ability to hire sub-advisers, including institutional investment managers, and has access to investment styles that currently may not be available to the Acquired Fund through underlying mutual funds."

C: The Staff questions the use of the term "combined fund."

R: We will modify the disclosure as follows ([bracketed] deleted):

"The Board of the Acquired Fund considered that the Reorganization may benefit shareholders by resulting in a [combined] fund that has the ability to hire sub-advisers, including institutional investment managers, and has access to investment styles that currently may not be available to the Acquired Fund through underlying mutual funds."

10. "The Proposed Transactions - Reasons for the Reorganization"

"Strategic Advisers also advised each Board that the Reorganization has the potential to decrease the Acquired Fund's expenses, in the long term, as the allocation to sub-advisers increases and through potential breakpoints in the sub-advisers' pricing. Strategic Advisers further advised each Board that it may allocate a portion of the Acquiring Fund's assets to sub-advisers soon after the reorganization."

C: The Staff questioned whether the reorganization would really decrease the funds' expenses.

R: As explained above in response #6, we generally expect expenses to decrease over time for those funds that hire sub-advisers.

11. "The Proposed Transactions - Capitalization"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

"Strategic Advisers Core Income Fund will be the accounting successor to PAS Core Income Fund of Funds after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

	Net Assets	Net Asset Value Per Share	Shares Outstanding
PAS Core Income Fund of Funds	$ 2,647,193,911	$ 10.30	257,113,602

C: The Staff questions the use of "accounting successor."

R: We will modify the disclosure as follows (underlined added; [bracketed] deleted):

"Strategic Advisers Core Income Fund will be the accounting [successor] survivor to PAS Core Income Fund of Funds after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

12. C: The Staff requests confirmation that all of the acquired fund's accounting history will be carried over to the acquiring fund.

R: We confirm that all of the Acquired Fund's accounting history will be carried over to the Acquiring Fund.

13. "The Proposed Transactions - Capitalization"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

"Strategic Advisers Core Income Fund will be the accounting successor to PAS Core Income Fund of Funds after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

	Net Assets	Net Asset Value Per Share	Shares Outstanding
PAS Core Income Fund of Funds	$ 2,647,193,911	$ 10.30	257,113,602

C: The Staff noted that the as of date for the capitalization table should be within 30 days of the filing date.

R: We provided capitalization information as of the end of each Acquiring Fund's most recent fiscal year end. We are not aware of a requirement to provide this information as of a date within 30 days of the filing date. We note that because each Acquired Fund will reorganize into a shell fund, the reorganizations will not result in a change in capitalization.

14. "The Proposed Transactions - Federal Income Tax Considerations"

C: The Staff requests we discuss the potential limitations in the use of capital loss carryforwards due to the merger.

R: Because each Acquired Fund is reorganizing into a corresponding newly created Acquiring Fund, a beneficial ownership change of greater than 50% will not occur; therefore, there will be no limitations on the use of capital loss carryforwards resulting from the reorganization.

15. "Synopsis - Who bears the expenses associated with the Reorganizations?"

"For each Acquired Fund, pursuant to its all-inclusive management contract, Strategic Advisers will bear the cost of the Reorganization."

C: The Staff asks that the estimated cost of the reorganization be displayed.

R: We note that the estimated costs of each reorganization are not meaningful because Strategic Advisers will bear these costs. In addition, Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus.

16. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON JUNE 4, 2010

FROM CHRISTIAN SANDOE

FIDELITY RUTLAND SQUARE TRUST II (File No. 333-139427)

Strategic Advisers Core Income Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International II Fund
Strategic Advisers International Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers U.S. Opportunity Fund

N-14 FILED ON MAY 7, 2010

N-14 Proxy Statement and Prospectus

1. C: The Staff has requested that the N-14 include the following as proposals that are separate from the reorganization proposals: (i) a proposal approving the manager of managers structure of the acquiring fund; and (ii) a proposal approving the investment advisory contract of the acquiring fund. The Staff indicated that these could be combined into a single proposal that is distinct from the reorganization proposal.

R: We respectfully decline to create additional proposals. As we discussed telephonically with Christian Sandoe on June 4, 2010, we are asking shareholders of the Acquired Funds to approve a reorganization into the Acquiring Funds, which have the investment strategies and fee structure described in the N-14. The proposed reorganization is subject to a 1940 Act vote. The Acquiring Funds have already approved, by vote of their sole initial shareholder, reliance on the 2006 manager of managers order and the investment advisory contracts. The Acquiring Funds' reliance on the 2006 manager of managers order and their fee structure are clearly described in the N-14. There is no basis for the shareholders of the Acquired Funds to approve the strategies or fee structure of the Acquiring Funds, which are already in place. It is our position that a single proposal approving the reorganization, which is subject to a 1940 Act vote, is appropriate.

2. "Synopsis - Annual Operating Expenses (paid from fund assets)"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

	PAS Core IncomeA,D	Strategic Advisers Core IncomeB,C	Strategic Advisers Core Income Pro forma CombinedB,C
Management fee	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) fees	None	None	None
Other expenses	0.00%	0.03%	0.03%
Acquired fund fees and expenses	0.61%	0.61%	0.61%
Total annual fund operating expenses	0.86%	0.89%	0.89%
Less waiver and reimbursement	0.25%	0.25%	0.25%
Net expenses	0.61%	0.64%	0.64%

A Strategic Advisers has contractually agreed to waive its management fee. In addition, Strategic Advisers has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average daily net assets, exceed 0.00%. These arrangements will remain in effect through September 30, 2012, unless terminated or modified earlier with the approval of the fund's Board of Trustees.

B Strategic Advisers has contractually agreed to waive 0.25% of the fund's management fee. This arrangement will remain in effect through September 30, 2013, unless terminated or modified earlier with the approval of the fund's Board of Trustees. Strategic Advisers has contractually agreed that the fund's maximum aggregate annual management fee will not exceed 0.60% of the fund's average daily net assets.

C Based on estimated amounts for the current fiscal year.

D Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because the total annual operating expenses shown above include acquired fund fees and expenses.

C: The Staff requested we include the Annual Operating Expenses information as of the funds' fiscal year end to align with Form N-1A.

R: At the Staff's request, we will modify the Annual Operating Expenses tables to align with requirements of Form N-1A rather than those of Item 3 of Form N-14.

3. "The Proposed Transactions - Capitalization"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

"Strategic Advisers Core Income Fund will be the accounting successor to PAS Core Income Fund of Funds after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

	Net Assets	Net Asset Value Per Share	Shares Outstanding
PAS Core Income Fund of Funds	$ 2,647,193,911	$ 10.30	257,113,602

C: The Staff requests we modify the disclosure to reflect the Acquired Fund as the accounting survivor.

R: We will modify the disclosure for each fund, as follows (example shown for PAS Core Income Fund of Funds; underlined added; [bracketed] deleted):

"PAS Core Income Fund of Funds [Strategic Advisers Core Income Fund] will be the accounting [successor] survivor to Strategic Advisers Core Income Fund [PAS Core Income Fund of Funds] after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

4. "The Proposed Transactions - Capitalization"

(Example - PAS Core Income Fund of Funds into Strategic Advisers Core Income Fund)

"Strategic Advisers Core Income Fund will be the accounting successor to PAS Core Income Fund of Funds after the Closing Date of the Reorganization. Accordingly, the pro forma capitalization of the combined fund will be identical to the capitalization of PAS Core Income Fund of Funds, shown in the following table as of February 28, 2010."

	Net Assets	Net Asset Value Per Share	Shares Outstanding
PAS Core Income Fund of Funds	$ 2,647,193,911	$ 10.30	257,113,602

C: The Staff reiterated its request that the date for the capitalization table should be within 30 days of the filing date.

R: We will update the capitalization table for each fund as of May 31, 2010.

5. "Synopsis - Who bears the expenses associated with the Reorganizations?"

"For each Acquired Fund, pursuant to its all-inclusive management contract, Strategic Advisers will bear the cost of the Reorganization."

C: The Staff reiterated its request that the estimated cost of the reorganization be displayed.

R: We will include the estimated costs of the reorganizations in the next filing.